REV Group, Inc.

111 East Kilbourn Avenue, Suite 2600

Milwaukee, WI 53202

January 24, 2017

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Mr. Justin Dobbie

Re:	REV Group, Inc. Registration Statement on Form S-1 Registration No. 333-214209

Dear Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. Eastern Daylight Time on January 26, 2017 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Richard D. Truesdell, Jr. of Davis Polk & Wardwell LLP at (212) 450-4674 or Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

REV GROUP, INC.

By:	/s/ Pam Krop
	Name:	Pam Krop
	Title:	General Counsel

Via EDGAR

CC:	Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Derek J. Dostal, Davis Polk & Wardwell LLP